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Sibanye Stillwater Limited
Incorporated in the Republic of South
Africa Registration number
2014/243852/06
Share codes: SSW (JSE) and SBSW
(NYSE) ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye
-Stillwater”, “the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground
Floor Cnr 14th Avenue & Hendrik Potgieter
Road Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780
Tel +27 11 278 9600 • Fax +27 11 278
9863
Website: www.sibanyestillwater.com
Exhibit 99.1
MARKET RELEASE
Dealings in securities
Johannesburg, 20 December 2021: Sibanye-Stillwater, (Tickers JSE: SSW and NYSE: SBSW) in
compliance with paragraphs 3.63 to 3.74 of the JSE Limited Listings Requirements, discloses the following:
Name
RA Stewart
Position Chief Operating Officer
Company Sibanye Stillwater Limited
Nature of interest Direct and Beneficial
Date of transaction 17 December 2021
Class of securities Ordinary shares
Nature of transaction Off-market restructure of collar hedge over 250
000 ordinary shares of the Company with a put
strike price of R45.00 call strike price of R65.00 and
expiry on 18 December 2023
Total value of transaction R11 250 000.00
The transaction contained in this announcement relate to the existing hedges previously disclosed in the dealings announcement dated 18 December 2019.
In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal in the above securities has been obtained.
Ends.
Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
www.sibanyestillwater.com
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited